================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                          -----------------------------
                                   SCHEDULE TO-C
                  TENDER OFFER STATEMENT UNDER SECTION 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               MOTIENT CORPORATION
                   (Name of Subject Company and Person Filing)

           OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $.01 PER SHARE,
              ISSUED UNDER THE MOTIENT CORPORATION STOCK AWARD PLAN
          AND UNDER THE MOTIENT CORPORATION 1999 STOCK OPTION PLAN FOR
                             NON-EMPLOYEE DIRECTORS
                         (Title of Class of Securities)

                                   619908 10 6
                      (CUSIP Number of Class of Securities)

                                David H. Engvall
                  Vice President, General Counsel and Secretary
                            10802 Parkridge Boulevard
                           Reston, Virginia 20191-5416
                                 (703) 758-6000
   (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

                                 With a copy to:
                                Alan L. Dye, Esq.
                             Hogan & Hartson L.L.P.
                           555 Thirteenth Street, N.W.
                           Washington, D.C. 20004-1109
                                 (202) 637-5600


[] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:    Not applicable.  Filing party:     Not applicable.
Form of registration No.:  Not applicable.  Date filed:       Not applicable.

[ ]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third party tender offer subject to Rule 14d-1.
[ ] going-private transaction subject to Rule 13e-3.
[X] issuer tender offer subject to Rule 13e-4.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

To:  All Employees

From:  Jane Luba

Date:  September 11, 2001

Subject:  Stock Calculator


We are pleased to be able to provide you with an interactive calculator to help you work through your decisions on whether to swap your stock options for restricted stock and to assist you in estimating the tax liabilities if you do or do not choose to make an 83(b) election. Please remember that the calculator is only as good as the information you put in it. The accuracy of the information generated by the calculator depends on the accuracy of your assumptions regarding stock price and tax rates. You will find the calculator on the far left hand side of the home page of IntraLink. Please read through the directions carefully. If you have any questions, feel free to contact me or Suzi Podhorecki.

Text of Instructions for Calculator follows:

MOTIENT

Directions and Overview

A. Goal of Calculator
   ------------------
"In providing this calculator, Motient is offering you an illustrative tool that will allow you to better understand:" 1) "how the exchange offer and the reverse stock split will work, and" 2) how the exchange offer and the reverse split may affect your stock option awards and restricted stock awards should you elect to exchange options.

B. Enabling the Calculator
   -----------------------
"In order to properly enable this calculator, it is necessary to first follow the following steps."
1) Go to the Tools menu above.
2)"Click on ""Add-Ins""."
3)"Check the box next to ""Analysis ToolPak"" (If it is already checked, leave it checked)."
4)Hit OK.

C. Using the Calculator
   --------------------
"On the ""Calculator To Use"" tab (Calculator), enter information in all cells highlighted green, as follows:"
1) Reverse Split - Enter if you wish to view all stock option and restricted stock award information before or after the 1 for 10 reverse split.
2) Option Grants to Exchange - Enter all requested information (before reverse split) on all stock option grants (up to 10 separate grants) you wish to consider for exchange.
3) Sample Price Information - Enter price estimates as directed to estimate and model the approximate tax impact and timing related to your stock option exchange.
4) Tax Rates - Select/Enter your applicable income tax rates to estimate and model the approximate tax impact and timing related to your stock option exchange.
5) Initial Tax Payment - Select whether or not you wish to make an 83(b) election and the number of shares on which you wish to make such an election.
Note: You may hover over any cell with a small red triangle to read additional information on what is to be entered in that section.

D. Notes
   -----
1) "Tab titled ""Sample"" is provided for illustrative purposes only. However, you may toggle between ""Before"" and ""After"" the reverse split."
2) This calculator will only work properly for stock option awards that have a 3 year vesting schedule.
3) The calculator and the results produced by your entries are provided for illustrative purposes only and may not correspond exactly to your personal circumstances.